UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 22, 2022

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40555	86-1826129
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (202) 431-0507

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-fifth of one Redeemable Warrant	THCPU	The Nasdaq Stock Market LLC
Class A Common Stock, par value $0.0001 per share	THCP	The Nasdaq Stock Market LLC
Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	THCPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01  Entry Into a Material Definitive Agreement.

Business Combination Agreement

On March 22, 2022, Thunder Bridge Capital Partners IV, Inc. (the “Company”), a Delaware corporation, entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among the Company, Coincheck Group B.V., a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) (“PubCo”), M1 Co G.K., a Japanese limited liability company (godo kaisha) (“HoldCo”), Coincheck Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Coincheck, Inc., a Japanese joint stock company (kabushiki kaisha) (“Coincheck”). The Business Combination Agreement was unanimously approved by the Company’s board of directors. If the Business Combination Agreement is approved by the Company’s stockholders, and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub, a wholly owned subsidiary of PubCo, will merge with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of PubCo (the “Business Combination”).

Prior to the closing of the Business Combination (the “Closing”), Monex Group, Inc., a Japanese joint stock company (kabushiki kaisha) (“Monex”), the sole shareholder of both PubCo and HoldCo, will cause PubCo and HoldCo to undergo a restructuring resulting in HoldCo holding 147,587,616 ordinary shares in the share capital of PubCo (“PubCo Ordinary Shares”) and then becoming PubCo’s direct, wholly owned subsidiary (the “PubCo Restructuring”).

Thereafter, Coincheck will, and PubCo will cause HoldCo to, implement a share exchange (kabushiki koukan) pursuant to which the ordinary share of Coincheck outstanding immediately prior to 12:01 a.m. Japan Time on the Closing date will be exchanged (the “Share Exchange”) for PubCo Ordinary Shares, causing Coincheck to become a direct, wholly owned subsidiary of HoldCo. Immediately following the Share Exchange, PubCo will (a) convert its legal form, without ceasing to exist, from a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) to a public limited liability company (naamloze vennootschap) and (b) amend and restate its governing documents, which, as so amended and restated, will be the governing documents of PubCo until thereafter amended in accordance with the terms thereof and applicable law (the “PubCo Reorganization”).

Prior to the Closing, the PubCo shareholders (the “Coincheck Shareholders”) will collectively deliver 25,000,000 shares of PubCo to an escrow agent (the “Escrowed Coincheck Shareholder Earn Out Shares”). The Escrowed Coincheck Shareholder Earn Out Shares will be released to the Coincheck Shareholders if the closing market price of PubCo Ordinary Shares is at or above $12.50 for 20 out of 30 consecutive trading days following the Closing. An additional 25,000,000 shares of PubCo (together with the Escrowed Company Shareholder Earn Out Shares, the “Coincheck Shareholder Earn Out Shares”) will be issued to the Coincheck Shareholders if the closing market price of PubCo Ordinary Shares is at or above $15.00 for 20 out of 30 consecutive trading days following the Closing. In the event such milestones are not met within five years of the Closing, the Escrowed Coincheck Shareholder Earn Out Shares will be automatically released to PubCo for repurchase for no consideration. In addition, at the Closing, the Sponsor (as defined below) will deliver to the escrow agent an aggregate of 2,365,278 PubCo Ordinary Shares that the Sponsor would otherwise receive as consideration in the Business Combination (the “Sponsor Earn Out Shares”). The Sponsor Earn Out Shares will be subject to the same milestones as the Coincheck Shareholder Earn Out Shares. In the event such milestones are not met within five years of the Closing, the Sponsor Earn Out Shares will be automatically released to PubCo for repurchase for no consideration.

In connection with the Closing, (i) each share of the Company’s common stock (“Company Common Stock”) that is held by the Sponsor will be converted into one PubCo Ordinary Share and (ii) each share of Company Common Stock that is outstanding and has not been redeemed will be converted into a one PubCo Ordinary Share.

Each outstanding warrant to purchase Company Common Stock (“Company Warrant”) will become a warrant to purchase PubCo Ordinary Shares, with each such warrant exercisable for the number of PubCo Ordinary Shares the holder of the Company Warrant would have received in the Business Combination if it exercised the Company Warrant immediately prior to the Business Combination.

Conditions to Closing

The Closing is subject to certain customary conditions, including, among other things, (i) approval by the Company’s stockholders of the Business Combination Agreement, (ii) the effectiveness of a registration statement on Form F-4 by PubCo relating to the Business Combination and containing a proxy statement of the Company and (iii) the approval for listing on Nasdaq of the PubCo Ordinary Shares to be issued in the Business Combination. In addition, the Closing is subject to the condition that the Company has at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Coincheck’s obligations under the Business Combination Agreement are also subject to a minimum cash consideration at Closing, after giving effect to any outside financing and Company stockholder redemptions of $100,000,000.

Representations, Warranties and Covenants

The parties to the Business Combination Agreement have made representations, warranties and covenants that are customary for transactions of this nature.

Termination

The Business Combination Agreement may be terminated by either Coincheck or the Company under certain circumstances, including, among others, (i) by written consent of both the Company and Coincheck, (ii) by either Coincheck or the Company if the Closing has not occurred on or July 2, 2023, (iii) by either Coincheck or the Company if the other party has materially breached their respective representations or covenants under the Business Combination Agreement and has not timely cured such breach, (iv) by either Coincheck or the Company if the Business Combination is permanently enjoined, prohibited or prevented by the terms of a final, non-appealable governmental order, (v) by Coincheck if the Company has held a stockholder meeting to approve the Business Combination and approval of the Business Combination has not been obtained by the requisite number of stockholders of the Company and (vi) by either Coincheck or the Company if the Closing has not occurred on or before the ninetieth (90th) day after the date on which the registration statement on Form F-4 has been declared effective.

The foregoing description of the Business Combination Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference. The Business Combination Agreement contains representations, warranties and covenants that the parties to the Business Combination Agreement made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The Business Combination Agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about the Company, Coincheck or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of the Business Combination Agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement (other than as expressly provided for in the Business Combination Agreement), may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants or agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Sponsor Support Agreement

In connection with the Company’s entrance into the Business Combination Agreement, it also entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with TBCP IV, LLC, a Delaware limited liability company (the “Sponsor”), Gary A. Simanson, as managing member of the Sponsor (“Simanson”), PubCo, Coincheck and Monex, pursuant to which, among other things, the Sponsor will agree to vote any of the shares of Company Common Stock held by it in favor of the Business Combination and not to redeem any such shares at the special meeting of stockholders to be held in connection with the Business Combination.

In addition, the Sponsor agreed not to transfer any of its PubCo Ordinary Shares for a period of 365 days, subject to early release as follows: (i) one-third of its PubCo Ordinary Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $15.00 per share for 20 out of any 30 consecutive trading days; (ii) one-third of its PubCo Ordinary Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $17.50 per share for 20 out of any 30 consecutive trading days; and (iii) one-third of its PubCo Ordinary Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $20.00 per share for 20 out of any 30 consecutive trading days.

The foregoing description of the Sponsor Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Support Agreement, a copy of which is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Monex Support Agreement

In connection with the Company’s entry into the Business Combination Agreement, the Company, PubCo and Monex entered into a Company Support Agreement (the “Monex Support Agreement”), pursuant to which Monex agreed, among other things, to deliver a written consent approving PubCo’s adoption of PubCo’s Governing Documents in accordance with the PubCo Restructuring and PubCo Reorganization in its capacity as the sole shareholder of PubCo. In addition, Monex will deliver its pro rata portion of the Escrowed Coincheck Shareholder Earn Out Shares to the escrow agent immediately prior to Closing. Monex, in its capacity as the controlling shareholder of Coincheck, has agreed to obtain approval of the Share Exchange. In addition, as the sole member of HoldCo, Monex agreed, among other things, to deliver a written consent approving the PubCo Restructuring. As the sole stockholder of Merger Sub, Monex agreed, among other things, to deliver a written consent approving the Business Combination Agreement.

In addition, Monex agreed not to transfer any of its PubCo Ordinary Shares for a period of 365 days, subject to early release as follows: (i) one-third of its PubCo Ordinary Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $15.00 per share for 20 out of any 30 consecutive trading days; (ii) one-third of its PubCo Ordinary Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $17.50 per share for 20 out of any 30 consecutive trading days; and (iii) one-third of its PubCo Ordinary Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $20.00 per share for 20 out of any 30 consecutive trading days.

The foregoing description of the Monex Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Monex Support Agreement, a copy of which is filed as Exhibit 10.2 hereto and is incorporated by reference herein.

Lock-Up Agreements

In connection with the Company’s entry into the Business Combination Agreement, certain Coincheck Shareholders (the “Equityholders”) entered into lock-up agreements (the “Lock-Up Agreements” and each, a “Lock-Up Agreement”) with respect to the number of ordinary shares of Coincheck and PubCo Ordinary Shares (the “Lock-Up Shares”) pursuant to which, each Equityholder agreed not transfer any Lock-Up Shares for a period of 365 days after the Closing, subject to early release as follows: (i) one-third of its Lock-Up Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $15.00 per share for 20 out of any 30 consecutive trading days; (ii) one-third of its Lock-Up Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $17.50 per share for 20 out of any 30 consecutive trading days; and (iii) one-third of its Lock-Up Shares following the Closing, if the last reported sale price of PubCo Ordinary Shares exceeds $20.00 per share for 20 out of any 30 consecutive trading days.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Lock-Up Agreement, a form of which is filed as Exhibit 10.3 hereto and is incorporated by reference herein.

Registration Rights Agreement

At the Closing, PubCo, the Sponsor, Monex and certain persons will enter into a registration rights agreement providing for the right to three demand registrations for Sponsor, unlimited demand registrations for Monex and unlimited piggy-back registrations with respect to the PubCo Ordinary Shares held by Monex or by the Sponsor and its permitted successors and assigns.

The foregoing description of Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Registration Rights Agreement, a form of which is filed as Exhibit 10.4 hereto and is incorporated by reference herein.

Item 7.01. Regulation FD Disclosure.

On March 22, 2022, the Company issued a press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Attached as Exhibit 99.2 hereto and incorporated by reference herein is the investor presentation, dated March 2022 (the “Investor Presentation”), which will be used by the Company and Coincheck with respect to the Business Combination.

The information in this Item 7.01, including Exhibits 99.1 and 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information of the information in this Item 7.01, including Exhibits 99.1 and 99.2.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file relevant materials with the Securities and Exchange Commission, including a registration statement on Form F-4 to be filed by PubCo with the SEC, which will include a proxy statement/prospectus of the Company, and will file other documents regarding the proposed transaction with the SEC. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about Coincheck, the Company and the proposed business combination. Promptly after the Form F-4 is declared effective by the SEC, the Company will mail the definitive proxy statement/prospectus and a proxy card to each stockholder entitled to vote at the meeting relating to the approval of the Business Combination and other proposals set forth in the proxy statement/prospectus. Before making any voting or investment decision, investors and stockholders of the Company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov, or by directing a request to Thunder Bridge Capital Partners IV, Inc., 9912 Georgetown Pike, Suite D203, Great Falls, Virginia 22066, Attention: Secretary, (202) 431-0507.

Participants in Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from its stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be included in the proxy statement/prospectus for the proposed business combination when available at www.sec.gov. Information about the Company’s directors and executive officers and their ownership of Company common stock is set forth in the Company prospectus, dated June 29, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement/prospectus pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the source indicated above.

Coincheck, the Company and their respective directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination will be included in the proxy statement/prospectus for the proposed business combination.

Forward-Looking Statements

This Current Report on Form 8-K contains, and certain oral statements made by representatives of the Company and Coincheck and their respective affiliates from time to time may contain, a number of contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about future financial and operating results, our plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “believe,” “intend,” “plan,” “projection,” “outlook” or words of similar meaning. These forward-looking statements include, but are not limited to, statements regarding Coincheck’s industry and market sizes, future opportunities for Coincheck and the Company, Coincheck’s estimated future results and the proposed business combination between the Company and Coincheck, including the implied enterprise value, the expected transaction and ownership structure and the likelihood, timing and ability of the parties to successfully consummate the proposed transaction. Such forward-looking statements are based upon the current beliefs and expectations of our management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond our control. Actual results and the timing of events may differ materially from the results anticipated in these forward-looking statements.

In addition to factors previously disclosed in the Company’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results and the timing of events to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: inability to meet the closing conditions to the business combination, including the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement; the inability to complete the transactions contemplated by the definitive agreement due to the failure to obtain approval of the Company’s stockholders, the failure to achieve the minimum amount of cash available following any redemptions by the Company stockholders, redemptions exceeding a maximum threshold or the failure to meet The Nasdaq Stock Market’s initial listing standards in connection with the consummation of the contemplated transactions; costs related to the transactions contemplated by the definitive agreement; a delay or failure to realize the expected benefits from the proposed transaction; risks related to disruption of management’s time from ongoing business operations due to the proposed transaction; changes in the cryptocurrency and digital asset markets in which Coincheck competes, including with respect to its competitive landscape, technology evolution or regulatory changes; changes in domestic and global general economic conditions, risk that Coincheck may not be able to execute its growth strategies, including identifying and executing acquisitions; risks related to the ongoing COVID-19 pandemic and response; risk that Coincheck may not be able to develop and maintain effective internal controls; and other risks and uncertainties indicated the Company’s final prospectus, dated June 29, 2021, for its initial public offering, and the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company and Coincheck caution that the foregoing list of factors is not exclusive.

Actual results, performance or achievements may differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements are based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond our control. All information set forth herein speaks only as of the date hereof in the case of information about the Company and Coincheck or the date of such information in the case of information from persons other than the Company or Coincheck, and we disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication. Forecasts and estimates regarding Coincheck’s industry and end markets are based on sources we believe to be reliable, however there can be no assurance these forecasts and estimates will prove accurate in whole or in part. Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K also shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed Business Combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the proposed Business Combination will be completed, nor can there be any assurance, if the proposed Business Combination is completed, that the potential benefits of combining the companies will be realized.

Item 9.01 Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description
2.1*	Business Combination Agreement, dated as of March 22, 2022, by and among Thunder Bridge Capital Partners IV, Inc., Coincheck Group B.V., M1 Co G.K., Coincheck Merger Sub, Inc., and Coincheck, Inc.

10.1	Sponsor Support Agreement dated as of March 22, 2022, by and among TBCP IV, LLC, Gary A. Simanson, Thunder Bridge Capital Partners IV, Inc., Coincheck Group B.V., Coincheck, Inc., and Monex Group, Inc.

10.2	Company Support Agreement, dated as of March 22, 2022, by and among Thunder Bridge Capital Partners IV, Inc., Monex Group, Inc., and Coincheck Group B.V.

10.3	Form of Lock-Up Agreement, dated as of March 22, 2022, by Coincheck Group B.V., Coincheck, Inc., and the individual named therein.

10.4	Form of Registration Rights Agreement.

99.1	Press Release dated March 22, 2022.

99.2	Investor Presentation, dated March 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Company agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THUNDER BRIDGE CAPITAL PARTNERS IV, INC.

	By:	/s/ Gary Simanson
		Name:	Gary Simanson
		Title:	Chief Executive Officer

Dated: March 22, 2022